August 5, 2011

Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C.  20549

RE:                             Vitesse Semiconductor Corporation

Form 10-K for the Fiscal Year Ended September 30, 2010

Filed December 1, 2010

File No.  000-19654

Dear Mr. Vaughn:

The responses of Vitesse Semiconductor Corporation (Vitesse, Company, we or us) to the Staff’s letter dated June 30, 2011 are listed below.  The numbering of our responses corresponds to the numbering in the Staff’s letter.

Form 10-K for the Fiscal year Ended September 30, 2010

Note 1.  The Company and Its Significant Accounting Policies, page 67

1.              We note your response to prior comment 1 that you believed the stock price of the Company was not representative of its then fair value for a number of reasons, including an “increased perception of investment risk.”  Please clarify for us why you believed that this is an acceptable basis for not utilizing the stock’s trading price.  In this regard, as appropriate, explain why you do not believe investment risk would be an important factor in determining the fair value of your common stock.

Response.

We believe investment risk, the risk that an investment’s value may deteriorate, is an important factor in the assessment of fair value.  However, we do not believe that investors in our common stock had, at the time of Storage Products Division (SPD) sale, the usual and customary information necessary to assess investment risk nor do we believe that the trading price of e our common stock represented its fair value.  To explain our view, we believe a review of the events leading to, during and following the sale of SPD will be helpful and then we will explain how we considered these events and their impact on the market place in determining the allocation of goodwill to the sale of SPD.

In April 2006, we filed an announcement of non-reliance on our previously filed financial statements which removed from public use our financial information from fiscal 2003 to the date of our announcement.  This filing also resulted in a number of consequences that we believe impacted investor perceptions of our company.  We were informed that Vitesse was under investigation by the U.S. Department of Justice (DOJ) and the Securities and Exchange Commission (SEC).  Vitesse was named in several shareholder lawsuits.  Our bonds went into default and we were forced to renegotiate the terms of our debenture.  Our common stock daily trading volume decreased precipitously from an average daily trading volume of 528,000 shares per day in the six months prior to April 2006 to 96,000 shares per day after the announcement.  We terminated many of our key executives, board members and financial personnel and our common stock was delisted from NASDAQ and began trading on the OTC Pink Sheets.

In December 2006, the Special Committee of our board of directors released the preliminary results of an internal investigation in a Form 8-K.  The findings included a number of allegations of fraud and accounting irregularities.

In June 2007, we terminated our auditors, KPMG, and filed a lawsuit against KPMG for malpractice.  We engaged BDO to be our independent registered public accountants.  At that time, we also began the process of reviewing our financial statements to correct the accounting irregularities identified in the special investigation.

In late August 2007, we announced the sale of our SPD business for $63 million.  At the time of the announcement, many of the negative factors previously described were still unresolved or outstanding.  We had not yet filed any revised financial statements meaning that investors still had not had access to current financial information for the four year period from 2003 to 2007.  In the six month period before the sale announcement, our average common stock daily trading volume had decreased to 47,000 shares per day, which represented a 91 percent decrease from the average daily trading volumes prior to our delisting.  The DOJ and SEC investigations and various shareholder lawsuits were still active.

On September 30, 2008, we filed our audited financial statements for fiscal years 2007 and 2006.  These financial statements were the first filings since the non-reliance announcement in 2006.

In determining the allocation of goodwill to the SPD sale, we considered the guidance in ASC 350-20-35-53 (formerly FAS 142: Goodwill and Other Intangible Assets) which states that “the amount of goodwill to be included in that carrying amount [of the business sold] shall be based on the relative fair values of the business to be disposed of and the portion of the reporting unit that will be retained.”  The key term in this definition was fair value.  For an understanding of how to determine fair value, we considered the guidance in ASC 350-20-35-22 through -24.  To paraphrase, this guidance provides that fair value would be the price paid in an orderly transaction between market participants in which quoted market prices are the best evidence when also considering any impact of a control premium, if applicable.  Alternatively, when appropriate, a valuation technique based upon multiples of earnings or revenues, when based upon observable and comparable inputs using an accepted methodology, is a reasonable basis to determine fair value.

After considering this guidance in light of the events that had occurred since April 2006 and the information knowable to investors since 2006, we concluded that our trading common stock price on the date of the sale announcement did not meet the definition of fair value for two reasons.  First, our common stock was not trading on an active market and second, the market participants did not have the usual and customary information necessary to make informed decisions about buying and selling our common stock.

We reached our conclusion about the absence of an active market after considering the guidance in ASC 350-20-35-22 which states that “Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available.”  While we had quoted market prices at the time of the sale announcement, as evidenced by the common stock price on the OTC Pink sheets, we were uncertain as to whether the trading volume in our common stock met the definition of active market.  So we considered the definition of active market which is one in which “transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.”  From our perspective, the drop in our common stock trading volume from our pre April 2006 historical averages of over 500,000 shares per day to the post April 2006 averages of under 50,000 shares per day was conclusive evidence that the market for our common stock was not active.

Our consideration of market participants began with the guidance in ASC 350-20-35-22 through -24 which in part refers to “an orderly transaction between market participants at the measurement date.” The definition of market participant in part states “market participants are buyers and sellers in the principal (or most advantageous) market” and are “knowledgeable, having a reasonable understanding about the asset”… “based on all available information, including information that might be obtained through due diligence efforts.”  When we put ourselves in the place of a market participant to answer the question whether a market participant had a reasonable understanding of the Company including access to all the information we would need to conduct normal due diligence, we considered what was knowable at the date of the sale announcement.  No comprehensive financial information had been released for the any fiscal period since 2003.  The absence of this financial information limited a market participant’s ability to make informed decisions about the status of the Company and its future prospects because there was no financial information upon which to model our financial performance, determine our liquidity or complete even basic financial due diligence.  Additionally, the only information that had been released to the public about the Company’s status was limited to the events described above.  We considered these events to be negative information that only presented a limited picture of the actual activities and status of the Company.  Therefore since a market participant was unable to assess the results of our operations, determine our liquidity, or make conclusions regarding our viability because there were no filed financial statements since September 30, 2003, we had concluded that market participants did not have a reasonable basis on which to assess the value of our common stock or the investment risk associated with that stock.

Accordingly, we concluded that the $1.08 common share price was not consistent with the applicable accounting guidance and that the $1.08 common share price was therefore not sufficient as a sole source of fair value for purposes of allocating the goodwill attributable to the SPD business.  Therefore we considered the accounting guidance and decided to use an alternative method of establishing fair value which involved the information that was available to us at the time of the accounting including the implied fair value of our common stock based upon the sale of SPD and the implied fair value of our common stock using revenue multiples of competitors.

Because the SPD sale was an arm’s length transaction with a sophisticated third party that completed due diligence prior to its purchase, we felt that it provided relevant information in determining the fair value of the business retained.  The SPD sale supported our belief that our common stock was undervalued at the time of the sale.  The SPD product lines sold had annual revenues of approximately $18 million.  The SPD sale price was $63 million and when compared to the annual revenues generated from SPD products lines results in a revenue multiple of 3.5 times.  We felt it was relevant to compare the SPD business sold to the business retained because they enjoyed significant similarities.  They both sold similar products into the same markets.  Many of the customers that purchased the storage products also purchased the product lines we retained, and we continue to do business with those customers.  The business sold and the business retained enjoyed the same range of product margins and had similar development times and life cycles.  Both businesses had the same future growth prospects when provided consistent investment levels.  When we applied the 3.5 times revenue multiple to the approximately $200 million in revenue generated by the portion of the businesses we retained, and divided it by the outstanding common shares, the resulting implied share price of the remaining business was $3.13.  Since this per share price was derived from an arms-length sale to a third party of a business division we felt bore significant similarities to the business we had retained, we considered it a relevant data point in determining the fair value of our common stock.

We also sought additional data points to assist us in estimating a reasonable per share fair value by using implied fair value from competitors’ revenue multiples.  We identified comparable companies based on their similarity to our business with respect to product offerings, markets, customers and size.  We selected Applied Micro Circuits Corporation (AMCC), PMC-Sierra, Inc. (PMCS) and Mindspeed (MPSC).  The companies we selected were our direct competitors at the date of the sale announcement and continue to be our competitors currently.  We calculated the revenue multiples of these companies and used the results to establish a fair value range per share of our common stock of $1.28 to $2.19 per share.  These data points were calculated by comparing the revenue multiples of the comparable companies which ranged from 1.43 to 2.45, applying those multiples to our actual 2006 and 2007 revenues of approximately $200 million per year and dividing by our outstanding shares.

We then examined the complete range of data points based on our analysis which included the $1.08 trading price, the per share price ranges of $1.28 to $2.19 implied by considering the revenue multiples of our competitors, and the $3.13 indicated by the SPD sale.  We evaluated each of the data points based upon the available evidence to determine if any one point was the best estimate of fair value.  Our trading price per share of $1.08 was not reflective of the fair value per share due to the reasons cited above and was the low point of the range of available data points. The $3.13 per share value implied by the sale of SPD was determined to be the high point of the range because it was the largest fair value identified in our analysis.  While this value had significant weight because the sale was to a third party that had completed significant due diligence and was knowledgeable about the business purchased, we felt that value was not the best estimate because it was derived from a sale of an entire business and therefore included some aspect of a control premium.  The remaining data points were the values in the range calculated using revenue multiples of our comparable companies, which all fell within the $1.08 and $3.13 determined to be the high and low point of the known data points.

We considered the information that we had about the Company that the market place did not have, about the positive aspects of our business including strong sales, improved margins, reduced costs and improved cash and inventory levels.  Upon examining the full range of data points and based upon our own internal estimate of fair value, we determined that $2.00 per share was a reasonable estimate of the Company’s fair value.  There were no additional factors known to management at the time or now, that indicated that the fair value estimate derived by management should be greater or lesser in the range of comparable companies .

Upon completing our analysis, we shared our process and conclusions with BDO.  BDO reviewed our valuation analysis and conducted an independent analysis which corroborated our conclusions.

In summary, we considered the knowable salient factors necessary to achieve a reasonable estimate of the Company’s fair value per share including:

•                  the lack of an active market for the Company’s stock

•                  the lack of knowledgeable market participants

•                  the revenue multiples indicated by the SPD sale

•                  the revenue multiples derived from the Company’s competitors

Upon receiving the SEC’s initial comment letter, we reconsidered our analysis and sought to ensure that there was no evidence available at the time of the accounting for the SPD sale that indicated that our conclusions, which we believe to be accurate, were erroneous.  Accordingly, we consulted with an independent valuation expert to determine if our conclusions had been reasonable. The consultant utilized a multi-factor regression model which included the three comparable companies we had identified as well six additional companies selected by the valuation consultant based on similar markets and product lines.  The analysis considered revenue multiples, earnings before income taxes and depreciation and earnings before income taxes, and the result was a per share fair value of $1.90.  We believe this contemporaneous analysis validates the reasonableness of our $2.00 per share fair value estimate.

We also considered whether the activity of our common stock price after we became current on our filings with the SEC indicated that the $2.00 estimate was unreasonable.  Unfortunately, by the time we were able to begin filing audited financial statements, the global economy had entered into a severe recession (the fourth quarter of 2008).  Our stock price was severely impacted by the recession as was the stock price of most listed companies.  Given the disruptioin in the marketplace in late 2008, we do not believe the change in common stock price after we filed our financial statements is a useful data point.

2.              Further to the above, we note that you utilized an estimated fair value of $2.00 per share since this amount fell within the implied estimated fair values per share of your competitors.  Please explain to us in more detail why you believe that these companies were comparable to you when determining the value of your stock considering the difficulties experienced by you but not by other companies.

Response.  We examined fair value data points related to companies deemed to be comparable for purposes of determining whether our estimate of fair value per share was reasonable.  As noted above, these comparable companies were selected based on their similarity to our business with respect to product offerings, markets, customers and size.  While none of our competitors faced the same set of issues as Vitesse, a wide range of financial performance and growth expectations existed within the selected peer group.  This range of performance included both positive and negative earnings, revenue growth, and stock price performance.  We considered financial metrics, such as revenue size, profitability margins, and growth rates of these comparable companies.  We also determined that these comparable company based indications were reasonably consistent with the accounting guidance with respect to the active market and knowledgeable market participant requirements.

3.              Please tell us any other stock-based transactions during the year.  Discuss how you valued the transactions and the basis for the fair value determination for those transactions.

Response.  In addition to the determination of the value of the goodwill attributable to the sale of SPD, we had the following stock based transactions during the year (all of which were stock option grants):

Designation	Date	FY	Price	Shares
Board member	5/2/2008	2008	0.71	75,000
Officer	11/16/2007	2008	0.99	200,000
Board member	10/25/2007	2008	1.09	75,000

In accordance with ASC 718-10-55-10 “Fair-Value-Based Instruments in a Share-Based Transaction” we recorded the fair value of the options issued using observable market prices, specifically the closing market price on the date the options were issued.  Per the guidance, “awards to employees of a public entity of shares of its common stock subject only to a service or performance condition shall be measured based on the market price of the common stock on the grant date.”  We recognize that the valuation model prescribed in the accounting literature applicable to accounting for share-based transactions is different than the fair value determination to be made pursuant to the accounting guidance applicable to allocating goodwill for business sold.

4.              We note your response to prior comment 2.  While we agree that providing information of revenues by end market is meaningful, it is not clear to us how you have fully complied with paragraph 280-10-50-40 of the FASB Accounting Standards Codification.  Specifically, it appears that you have separate groups of products (i.e., your Product Lines) for which you have not disclosed revenue information.  Please further clarify for us why you believe you have met the requirements of paragraph 280-10-50-40 of the FASB Accounting Standards Codification or otherwise revise future filings as appropriate to provide disclosure of revenues by products.

Response.  We will revise future annual filings to include the disclosure required by ASC 280-10-50-40.  Specifically, we will provide disclosure of revenues by products.

We hereby acknowledge that:

•                                          We are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (805) 389-7185 or (805) 388-7565 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ Martin S. McDermut
Martin S. McDermut
Chief Financial Officer